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November 13, 2017 VIA EDGAR TRANSMISSION Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, NE Washington, D.C. 20549 Attn: J. Nolan McWilliams	Century City	Paris
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Re:	Delphi Technologies PLC (formerly known as Delphi Jersey Holdings plc)
Form 10-12B
Filed June 9, 2017
File No. 001-38110

Dear Mr. McWilliams:

On behalf of our client, Delphi Technologies PLC (the “Company”), formerly known as Delphi Jersey Holdings plc, we hereby transmit for filing Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form 10-12B originally filed with the Securities and Exchange Commission on June 9, 2017 (the “Registration Statement”). The Company will deliver to you four courtesy copies of Amendment No. 4 marked to show changes from Amendment No. 4 to the Registration Statement filed on November 3, 2017.

If you have any questions regarding Amendment No. 5, please do not hesitate to contact me by telephone at (312) 876-7681 or at cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland

of LATHAM & WATKINS LLP

Enclosures

cc:	Liam Butterworth, President and Chief Executive Officer, Delphi Technologies PLC

David M. Sherbin, Director, Delphi Technologies PLC